EXHIBIT (a)(9)

[This form of Reminder of Deadline may be distributed on one or more occasions by Catellus Development Corporation to persons eligible to participate in the Catellus Development Corporation Offer to Exchange Certain Outstanding Catellus Stock Options.]

REMINDER OF DEADLINE

9:00 P.M. (PST) WEDNESDAY, OCTOBER 29, 2003

To All Employees Eligible to Participate in the Stock Option Exchange Offer:

Wednesday, October 29, 2003, 9:00 p.m. PST, is the deadline for you to tender any of your eligible stock options under the Catellus Development Corporation Offer to Exchange Certain Outstanding Catellus Stock Options (the “Exchange Offer”).

If you need another copy of the Amended and Restated Exchange Offer Circular or the Election Form, you should immediately contact Jaime Gertmenian at Jaime_gertmenian@catellus.com or at the following fax or telephone number:

Jaime Gertmenian

Vice President, Human Resources and Administration

tel: 213-473-3169

fax: 213-626-1246

You must submit your Election Form in accordance with the instructions contained in the Amended and Restated Exchange Offer Circular and the Election Form. We cannot accept late submissions, and therefore we urge you to respond immediately to avoid any last minute problems.

If you do not want to exchange any options in the Exchange Offer, please disregard this reminder. You don’t need to do anything.

This reminder is being distributed to all employees who are eligible to participate in the Exchange Offer. Therefore, you are receiving this notice even if you have previously filed your Election Form.